Mail Stop 6010

July 17, 2008

Mr. Gordon G. Pratt
President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, CT 06032

> **Re: FMG Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 8, 2008**
> **File No. 333-150327**

Dear Mr. Pratt:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-4

Management's Discussion and Analysis of Financial Condition and Results of Operations of United Insurance Holdings L.C.

Critical Accounting Policies, page 98

1. Please refer to prior comment six. We acknowledge your revised disclosure. However, we continue to believe that it does not allow investors to adequately understand the specific methods used to establish your reserve estimate, the nature of known trends implicit in your adjustments to reserve assumptions and your assessment of the impact on reported results, financial condition and liquidity of the variability implicit in your most recent reserve estimate. Please expand your disclosure to include the following information.

    a. Quantify the case reserves and IBNR for each period presented.

    b. Describe the specific factors that you considered in selecting one actuarial method over another method for each period presented. Also, quantify the impact of changes in method for each period presented.

    c. Quantify the key reserve assumptions that have materially affected your loss and LAE reserves, such as those related to frequency and severity of homeowner claims. Describe and quantify 2007 assumption changes related to the $5.8 million reserve release. Explain more specifically the nature of known trends that support your changes in key assumptions.

    d. You state that the $5.8 million reserve release represents the net of $9.3 million of additional payments on prior accident years and $15.1 million of decreases in reserves for unpaid losses. This explanation appears to indicate that you have presented this $9.3 million of claim payments as both incurred and paid in the reserve roll forward table on page 98. Please explain this apparent inconsistency. Also, your explanation appears to indicate that the 2007 reserve release amounted to $15.1 million rather than $5.8 million. Please provide an expanded and clearer explanation and quantification supporting your 2007 reserve release.

    e. The table on page 99 shows a range of hypothetical rather than reasonably likely changes in your December 31, 2007 loss reserves. Also, your disclosure of the impact on equity appears to reflect only the multiplication of adjusted loss reserves net of reinsurance by the hypothetical reserve change percentage. You do not show the impact of reasonably likely changes in individual reserve assumptions, such as those related to the inherent variability of claim frequency and severity for homeowner reserves. Please revise this disclosure to show the impact of reasonably likely changes in key reserve assumptions at December 31, 2007 on your future operating results, financial position and liquidity. Explain your basis for concluding that these potential variability scenarios are reasonably likely, particularly if they diverge materially from your favorable 2007 loss development experience.

Results of Operations, page 105

2. Please refer to prior comment seven. We acknowledge your revised disclosure. However, we continue to have difficulty in understanding the factors that caused your favorable loss development in 2007. In particular, as discussed above, your actual reserve release appears to have amounted to $15.1 million rather than $5.8 million. Please clarify your disclosure to describe more specifically and quantify the factors that caused the 2007 improvement in your loss development experience. Discuss more specifically and quantify the impact of the reduction in reported claims from 5,354 in 2006 to 2,463 in 2007. In order to facilitate investors' determination of likelihood that your past performance is indicative of future performance, ensure that your disclosure provides an adequate discussion of the reasonably likely impact of known loss development trends at December 31, 2007 on future operating results. Also, we were unable to locate your new disclosure that addresses the impact of reinsurance ceded activities on results of operations for each period presented. Please tell us where you have provided this disclosure.

Unaudited Pro Forma Combined Financial Information, page 122

3. In your pro forma statements of operations on pages 124 and 126, you disclose earnings per share for United based on the 8.75 million shares of FMG to be received in the proposed merger. Since United did not have common shares outstanding prior to the merger, we believe that your disclosures should be revised to eliminate these references. Note that the amounts presented for each of United and FMG should be based solely on the historical financial statements.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Douglas S. Ellenoff, Esq.
               Adam S. Mimeles, Esq.
               Ellenoff Grossman & Schole LLP
               150 East 42nd Street
               New York, NY 10017

               Carolyn T. Long, Esq.
               Steven W. Vazquez, Esq.
               Foley & Lardner LLP
               100 North Tampa Street, Suite 2700
               Tampa, FL 33602